Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Antero Midstream Partners LP:

We consent to the incorporation by reference in the registration statement (No. 333-200111) on Form S-8 Antero Midstream Partners LP of our report dated February 25, 2015, with respect to the consolidated balance sheets of Antero Midstream Partners LP its accounting predecessor as of December 31, 2013 and 2014, and the related consolidated statements of operations and comprehensive income (loss), partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Antero Midstream Partners LP.

/s/ KPMG LLP

Denver, Colorado

February 25, 2015